Exhibit 99.1

Printful Executes Major Global Expansion of On-Demand Apparel and Fashion Production with Kornit Digital

Press release 12 Ha`Amal St., Afek Park, Rosh-Ha`Ayin 4809246, Israel Tel: +972.3.908.5800 www.kornit.com Press contact Carmen Deville Makover Head of Global PR carmen.makover@kornit.com

Printful’s booming activity of digital-native micro-brands, creative apparel designers, and social media influencers requires expansion in global fulfillment capacity

March 17, 2021, Rosh Ha’ayin, Israel – Kornit Digital (Nasdaq: KRNT), a worldwide market leader in digital textile printing technology, announced global on-demand printing and warehousing provider Printful will be adding more than 50 Kornit Atlas systems during 2021 for direct-to-garment (DTG) production on demand, representing a considerable expansion of their current production capabilities. This coincides with the print-on-demand leader’s addition of new production facilities in Los Angeles, Dallas, Charlotte, Mexico, Spain, and Canada, as well as expansion of existing facilities globally.

Named among Deloitte’s 2020 Technology Fast 500™ with three-year revenue growth of 441%, more than $722 million in goods sold by customers through the company’s online platform to date, and almost 30 million items delivered, Printful has provided a consistent model of success for on-demand fulfillment to B2B and B2C customers in the e-commerce age.

“Consumers today want customization and personalization, social media engagement, responsible and eco-friendly business practices, and instant gratification—whether they’re buying, designing, or building their own personal brand,” said Davis Siksnans, Printful Co-Founder and CEO. “Kornit’s agile, versatile, efficient technologies power our success by answering those demands with ease, and their quality, reliability, and scalability are a key reason we’re now shipping more than a million finished pieces every month. By bringing our proven production capabilities to more corners of the globe, Printful will be positioned to meet and exceed the demands of today’s creative digital natives for years to come.”

“Printful offers a complete platform to give creators and entrepreneurs worldwide an end-to-end fulfillment experience, from design to production to delivery of a finished product,” said Ronen Samuel, Kornit Digital CEO. “As an early adopter of Kornit technology, they’ve grown from a small print operation to become a global leader in taking digital creative concepts and making them real. They demonstrate the overwhelming potential of digital transformation, creating a mega-marketplace that empowers enterprising digital natives to conceive and scale their brands—and thanks to Kornit, they’re also demonstrating how on-demand digital production can make apparel a cleaner, more sustainable, more responsible enterprise.”

About Kornit Digital

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment and direct-to-fabric printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: Digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2002, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide. For more information, visit Kornit Digital at www.kornit.com.

About Printful

Printful is an on-demand printing and warehousing company that helps people turn their ideas into brands and products. The company fulfills and ships custom clothing, accessories, and home & living items for online businesses. Since its founding in 2013, Printful has been trusted to deliver 29M+ items, and in 2019 the company hit a revenue milestone of $116 million. Printful has scaled to a team of 1,600+ people across nine fulfillment centers around the world.